Exhibit 99.4

May 16, 2008

Dear Shareholders:

The Board of Directors of New Gold Inc. (the “Company” or “New Gold”) cordially invite you to attend the annual and special meeting (the “Meeting”) of the shareholders of the Company to be held at the Mackenzie Ballroom, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia on Tuesday, the 17th day of June, 2008 at the hour of 2:00 p.m. (Vancouver local time).

At the Meeting, in addition to the business customarily addressed at an annual meeting, you will be asked to consider and approve certain matters in connection with the proposed business combination (the “business combination”) of the businesses of New Gold, Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”), the full details of which are contained in the accompanying Management Information Circular.

Upon the completion of the business combination Peak and Metallica will become wholly owned subsidiaries of the Company and a new globally diversified intermediate gold company will be created with a market capitalization of approximately US$1.6 billion.  This combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and development stage projects in Canada and Chile, including the New Afton mine.

Upon completion of the business combination, current New Gold shareholders will hold approximately 18% of the outstanding shares of New Gold, current shareholders of Peak will hold 41% of the outstanding shares of New Gold and current shareholders of Metallica will hold approximately 41% of New Gold’s outstanding shares on a non-diluted basis.

Among the matters you will be asked to vote upon at the Meeting are the following:

(a)
electing the directors, appointing the auditors and authorizing the directors to fix their remuneration, as well as receiving the audited financial statements of the Company for the fiscal year ended December 31, 2007 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon, all in connection with the “annual business” of New Gold;

(b)	ratifying the Company’s stock option plan that was adopted in 2005, and amended in 2007; and

(c)	the reservation for issuance and the issuance of an aggregate of up to 230,864,905 common shares of New Gold in connection with the business combination (the “Common Share Issuance Proposal”).

The Common Share Issuance Proposal and must be approved by at least a majority of the votes cast at the Meeting.  The completion of the business combination is conditional upon approval of the Common Share Issuance Proposal.

The enclosed management information circular and joint disclosure booklet which supplements the management information circular, explain the proposed transaction and provide specific information regarding the Meeting that may help you to make an informed decision.  You should carefully consider all of the information in and incorporated by reference in the circular.  If you require assistance, consult your financial, legal or other professional advisors.

Based on, among other things, the opinion of New Gold’s financial advisor, GMP Securities LP and the opinion of Macquarie Capital Markets Canada Ltd., the Board of Directors has concluded that the business combination is fair, from a financial point of view, to the New Gold shareholders.  Accordingly, the Board of Directors recommends that New Gold shareholders vote FOR the matters proposed by Management.

It is important that your New Gold common shares be represented at the Meeting.  Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it no later than the time specified in the attached Notice of Annual and Special Meeting of Shareholders.  Voting by proxy will ensure that your vote will be counted if you are unable to attend.  If you require any assistance in completing your proxy, please contact Kingsdale Shareholder Services Inc. toll free at 1-866-581-1571 or by email at contactus@kingsdaleshareholder.com.  Shareholders outside of North America and banks and brokers should call collect at 416-867-2272.

Sincerely,

Clifford J. Davis
President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Questions	Answers
What are we being asked to vote on at the New Gold annual and special meeting (the “Meeting”)?
Holders of New Gold common shares are being asked to vote to approve the issuance of New Gold common shares to the holders of Peak Gold Ltd. (“Peak”) common shares and Metallica Resources Inc. (“Metallica”) common shares, pursuant to two separate plans of arrangement, whereby New Gold, Peak and Metallica will combine their respective businesses.  In addition, holders of New Gold common shares are being asked to approve the election of directors to the board of directors of New Gold, ratify the Company’s stock option plan which was adopted in 2005, and amended in 2007, and appoint the auditors of New Gold.  Holders of New Gold common shares are not being asked to vote on the proposed business combination.

How is the business combination to be achieved?
The business combination will be carried out pursuant to two plans of arrangement, one in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BC Arrangement”) and the other in accordance with the provisions of the Canada Business Corporations Act (the “CBCA Arrangement”) (collectively, the “Arrangements”).  An arrangement is a corporate reorganization that is supervised and approved by a court.  If the BC Arrangement is approved at the special meeting of Peak and the CBCA Arrangement is approved at the special meeting of Metallica, the issuance of New Gold common shares to be exchanged in the Arrangements is approved at the Meeting and the other conditions specified in the business combination agreement are satisfied (for a summary of such conditions, see Schedule E of the enclosed joint disclosure booklet which supplements the management information circular), Peak and Metallica will apply to the applicable court for final orders approving each of the Arrangements.  If the final orders are granted by the applicable court, New Gold, Peak and Metallica will complete the Arrangements shortly thereafter.

New Gold shareholders are being asked to approve the issuance of common shares pursuant to the Arrangements, why?
New Gold will be required to issue a significant number of common shares pursuant to the Arrangements.  The total number of common shares to be issued is greater than the number of common shares New Gold currently has outstanding.  In these circumstances the stock exchanges on which the New Gold common shares are listed require the shareholders to approve the issue of the common shares.

What will the composition of the board of directors of New Gold be if the business combination is approved?
New Gold has agreed, as part of the business combination, that it would increase the size of its board of directors (the “Board of Directors”) from five to six members and propose certain agreed-upon individuals for election to its Board of Directors.  Pursuant to the business combination agreement, immediately after the business combination becomes effective, the Board of Directors will consist of Messrs. Clifford Davis, Robert Gallagher, Pierre Lassonde, Craig Nelsen, Paul Sweeney and Ian Telfer.

Questions	Answers
The existing and nominated members of the Board of Directors, other than Messrs. Davis and Sweeney, have agreed to tender their resignation from the Board of Directors effective upon the completion of the business combination.
Do I have a right of dissent in respect of any of the matters to be considered at the Meeting?
No.  Under the Business Corporations Act (British Columbia) the corporate legislation governing New Gold, holders of New Gold common shares are not entitled to any rights of dissent in respect of any of the matters to be dealt with at the Meeting.

What am I required to do now?
You should read and carefully consider the information in the enclosed management information circular and the joint disclosure booklet which supplements the management information circular (collectively, the “Circular”) relating to the Meeting.  You should complete, sign and date your proxy and return it in the enclosed return envelope.

Can I change my vote after I have voted by proxy?
Yes.  You can change your vote at any time before your proxy is voted at the Meeting.  You can do this in one of several ways: (1) you may send in a later dated signed proxy card to the Secretary of New Gold so that it arrives by 4:30 p.m. (Toronto time) on the business day before the Meeting date; (2) you can send a written notice to the Secretary of New Gold stating that  you would like to revoke your proxy up to 4:30 p.m. (Toronto time) on the business day before the Meeting date; or (3) you may attend the Meeting and vote in person.

Will my broker vote my New Gold common shares for me if they are held in street name by my broker?
A broker will vote the New Gold common shares held by you only if you give instructions to your broker on how you wish to vote.  Without instructions, these shares will not be voted.  Holders of New Gold common shares should instruct their broker to vote their shares by following the directions provided by their brokers.

To whom can I direct any questions I may have?
Holders of New Gold common shares who would like additional copies, without charge, of the Circular or have additional questions about the Arrangements or the business combination, including the procedure for voting their shares, should contact the General Counsel of New Gold Inc., at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4;  telephone: (416) 977-1067 or Kingsdale Shareholder Services Inc. toll free at 1-866-581-1571 or by email at contactus@kingsdaleshareholder.com.  Shareholders outside of North America and banks and brokers should call collect at 416-867-2272.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This management information circular, the joint disclosure booklet which supplements the management information circular and the documents incorporated by reference in the joint disclosure booklet contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, and the anticipated benefits of the Arrangements and the future prospects of New Gold, Peak and Metallica.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold and/or New Gold, Peak and Metallica following the completion of the Arrangements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” for each of New Gold, Peak and Metallica in the joint disclosure booklet.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

All forward-looking statements attributable to New Gold, Peak or Metallica, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above.  Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular or in any document incorporated by reference herein, which reflect the analysis of the management of New Gold, Peak or Metallica, as appropriate, only as of the date of this Circular.  None of New Gold, Peak or Metallica undertakes any obligation to release publicly the results of any revision to these forward-looking statements, including without limitation any that may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events, unless otherwise required by law.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “US$” or “U.S. dollars” in this Circular refer to United States dollars and all references to “$”,  “C$” or “Canadian dollars” in this Circular refer to Canadian dollars.

On March 28, 2008, the last trading day before the announcement of the Transaction, the exchange rate for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates provided by the Bank of Canada, was C$1.02.

On May 15, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was C$0.9998.

INFORMATION CONTAINED IN THIS CIRCULAR
AND THE ACCOMPANYING JOINT DISCLOSURE BOOKLET

Unless otherwise stated, the information contained in this Circular is as of May 16, 2008.

No person has been authorized to give information or to make any representations in connection with the transactions discussed herein other than those contained in this Circular and, if given or made, any such information or representations should be considered as not having been authorized by any of the Parties.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Certain information pertaining to Peak and/or Metallica, including forward-looking statements made by Peak and/or Metallica, included or incorporated by reference herein, has been provided by Peak and/or Metallica or is based on publicly available documents and records on file with the Canadian Securities Authorities and other public sources.  Although New Gold does not have any knowledge that would indicate that any such information is untrue or incomplete, New Gold assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to New Gold.

NEW GOLD INC.
2300 – 1055 Dunsmuir Street
Vancouver, BC  V7X 1J1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of New Gold Inc. (hereinafter called the “Company”) will be held in the Mackenzie Ballroom, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada V6C 3L5, on Tuesday, the 17th day of June, 2008 at the hour of 2:00 p.m. (Vancouver local time), for the following purposes:

1.
to receive the audited financial statements of the Company for the fiscal year ended December 31, 2007 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2.	to elect the directors;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.
to consider, and if deemed advisable, to approve, with or without amendment, an ordinary resolution ratifying the Company’s stock option plan that was adopted in 2005, and amended in 2007, as more particularly described in the accompanying Management Information Circular;

5.
to consider and, if deemed advisable, approve, with or without amendment, an ordinary resolution to approve the reservation for issuance and the issuance of an aggregate of up to 230,864,905 common shares of the Company (the “Common Share Issuance Proposal”) pursuant to the statutory arrangements forming part of a business combination among the Company, Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”), including common shares of the Company to be reserved for issuance for delivery upon exercise of outstanding stock options granted by Peak and Metallica, as applicable, and outstanding warrants issued by Peak and Metallica to purchase Peak common shares and Metallica common shares, respectively; and

6.	to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s Management Information Circular, Joint Disclosure Booklet, a form of Proxy and a Financial Statement Request Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 16th day of May, 2008.

BY ORDER OF THE BOARD

Clifford J. Davis
President and Chief Executive Officer

NEW GOLD INC.
2300 – 1055 Dunsmuir Street
Vancouver, BC  V7X 1J1

INFORMATION CIRCULAR
(Containing information as at May 16, 2008 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of New Gold Inc. (the “Company”) for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Tuesday, June 17, 2008 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company.  All costs of solicitation will be borne by the Company.

New Gold has retained Kingsdale Shareholder Services Inc. (“Kingsdale”), The Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 to aid in soliciting proxies from the New Gold shareholders.  Shareholders may contact Kingsdale in North America toll free at 1-866-581-1571 or by email at contactus@kingsdaleshareholder.com.  Shareholders outside of North America and banks and brokers should call collect at 416-867-2272.  The aggregate fee for these services is expected to be approximately C$85,000 plus out-of-pocket expenses.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2300 – 1055 Dunsmuir Street, Vancouver, BC  V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly: ADP Investor Communications Services) (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

 The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s.  By choosing to send these materials to you directly, the

Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  The Transfer Agent will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed Proxy in favour of persons proposed by Management as proxyholders in the accompanying Form of Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed Form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	An unlimited number of common shares without par value

Issued and Outstanding:	36,970,717(1) common shares without par value

____________________________
Note:

(1)	As at May 9, 2008.

Only shareholders of record at the close of business on May 16, 2008, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at  Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name and Address of Beneficial Owner	Number of New Gold Common Shares (1)	% of Class (2)

Seymour Schulich, through his holding company, Nevada Capital Corporation Ltd.	6,000,000	16%
c/o 20 Eglinton Avenue West, Suite 1900
Toronto, Ontario M4R 1K8
____________________________
Notes:

(1)	Based upon public filings with the Canadian provincial securities regulatory authorities.
(2)	Calculated on the basis of 36,970,717 New Gold common shares outstanding as of May 9, 2008.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five while the number of directors authorized to be elected is six.   It is intended to  elect six directors for the ensuing year.  Reference is made to the composition of  the Board of Directors in relation to implementation of the business combination as described under the heading “Particulars of Other Matters to be Acted Upon – The Business Combination – Election of Additional Directors”.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying Form of Proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the province and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)

CLIFFORD J. DAVIS President and Chief Executive Officer Ontario, Canada	President and Chief Executive Officer of the Company.	A director since March 2005 and the President and Chief Executive Officer since January 29, 2008	5,000

PAUL B. SWEENEY (3)(5)(6) Lead Director British Columbia, Canada	Mr. Sweeney was appointed Executive Vice President, Business Development of Plutonic Power Corporation effective January 1, 2007, prior to which he was self-employed businessman since November, 2005. From 2002 to November 2005, Mr. Sweeney served as Vice President and Chief Financial Officer of Canico Resource Corp., a mineral resources exploration and development company.	A director since January 2006 and the Lead Director since January 29, 2008	20,000

C. ROBERT EDINGTON (4)(5)(6) Director British Columbia, Canada	Mr. Edington is a retired engineer.	Since July 1992	115,000

R. GREGORY LAING (3)(4)(5) Director Ontario, Canada	Since September 2005, Mr. Laing has served as General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited, an exploration and mining company. He is also a director of Andina Minerals Inc., an exploration company.	Since March 2005	5,000

MIKE MUZYLOWSKI (3)(4)(6) Director British Columbia, Canada	Since 1995 Mr. Muzylowski has served as the President of Callinan Mines Ltd., a mineral exploration and development company. He also sits on a number of Boards of Directors of resource based companies.	Since September 2000	100,000

Name, Position and Province and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)

PAUL D. MARTIN Chief Financial Officer & Vice President, Finance Nominee as a director Ontario, Canada	Mr. Martin has been Chief Financial Officer & Vice President Finance of the Company since May 18, 2005 prior to which we was Chief Financial Officer of Gabriel Resources Ltd.	-	4,000
___________________________
Notes:

(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee. Mr. Sweeney is the Chairman of the Audit Committee.

(4)	Denotes member of Compensation Committee. Mr. Muzylowski is the Chairman of the Compensation Committee.

(5)	Denotes member of Corporate Governance Committee. Mr. Laing is the Chairman of the Corporate Governance Committee.

(6)	Denotes member of Nominating Committee. Mr. Edington is the Chairman of the Nominating Committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided in the Company’s annual information form (the “AIF”) with respect to the fiscal year ended December 31, 2007.  The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – New Gold Inc.”.  Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means: (i) each individual who served as the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company (or acted in a similar capacity) during the most recently completed financial year; (ii) each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (iii) any individuals for whom disclosure would have been provided under (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Five individuals are Named Executive Officers as defined in Form 51-102F6: Christopher J. Bradbrook, (former) President and Chief Executive Officer whose employment terminated on January 29, 2008; Paul Martin, Vice President Finance and Chief Financial Officer; Ronald R. Allum, General Manager; John Pitcher, General Counsel and Secretary; Kevin J. Ross, who resigned as Chief Operating Officer of the Company on November 30, 2007.

The following table sets forth the compensation paid to the Named Executive Officers for the three most recently completed financial years of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)(2)	Bonus ($)	Other Annual Compen- sation ($)(3)	Securities Under Option/ SARs granted (#)(4)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Christopher J. Bradbrook(5) Former President and Chief Executive Officer	2007 2006 2005	300,000 300,000 250,000	100,000 100,000 Nil	665 635 584	50,000/Nil 75,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Martin(6) Chief Financial Officer	2007 2006 2005	250,000 250,000 139,773	60,300 90,000 Nil	5,787 5,785 2,298	40,000/Nil 50,000/Nil 250,000/Nil	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Ronald R. Allum(7) General Manager	2007 2006 2005	250,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	200,000/Nil N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A

John Pitcher(8) General Counsel & Secretary	2007 2006 2005	175,000 100,625 N/A	20,300 N/A N/A	665 328 N/A	25,000/Nil 75,000/Nil N/A	N/A N/A N/A	Nil N/A N/A	Nil Nil N/A

Kevin J. Ross(9) Former Chief Operating Officer	2007 2005 2004	150,796 196,432 N/A	77,130 N/A N/A	3,845 3,247 N/A	40,000/Nil 50,000/Nil 250,000/Ni	N/A N/A N/A	Nil Nil N/A	85,411(10) 53,668(10) N/A
___________________________
Notes:

(1)	Financial years ended December 31.

(2)	The relationship of all Company personnel changed from a consultancy relationship to an employment relationship on January 1, 2005.

(3)	Taxable benefits including automobile, parking, BC medical and life insurance, except as otherwise noted.

(4)	Figures represent options granted during a particular year.

(5)
Mr. Bradbrook’s employment as the President and Chief Executive Officer of the Company terminated on January 29, 2008.  Clifford J. Davis was appointed as President and Chief Executive Officer of the Company on January 29, 2008.

(6)	Paul Martin was appointed as Chief Financial Officer of the Company on May 18, 2005.

(7)	Ronald Allum was appointed General Manager of the Company of the Company on November 27, 2007.

(8)	John Pitcher was appointed as General Counsel and Secretary of the Company effective June 6, 2006.

(9)	Kevin Ross was appointed as Chief Operating Officer of the Company effective January 7, 2006 and resigned effective November 30, 2007.

(10)	This amount is the aggregate of housing allowance payments and contributions to a retirement compensation arrangement. See “Pension Plans”.

Long Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year.  A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2007.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2007.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options during the recently completed fiscal year ended December 31, 2007 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the “TSX”) and in accordance with the provisions of the Business Corporations Act (British Columbia) and the Regulations thereunder.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Christopher J. Bradbrook	50,000	7.3	6.84	6.84	June 29, 2012
Paul Martin	40,000	5.9	6.84	6.84	June 29, 2012
Ronald Allum (2)	200,000	29.5	5.70	5.70	Nov 29, 2012
John Pitcher	25,000	3.6	6.84	6.84	June 29, 2012
Kevin Ross	40,000	5.9	6.84	6.84	June 29, 2012
_________________________
Notes:

(1)	Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

(2)
These options were granted pursuant to an agreement between the Company and Mr. Allum dated November 29, 2007. They are for a term of five years, have an exercise price of $5.70, vest one half on May 29, 2008 and one half on November 29, 2008 and were approved by the TSX as “Inducement Options”.

  Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the recently completed fiscal year ended December 31, 2007, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at Financial Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)(2) Exercisable/ Unexercisable

Christopher J. Bradbrook	Nil	N/A	700,000/25,000	$300,000/Nil
Paul Martin	Nil	N/A	320,000/20,000	Nil/Nil
Ronald Allum	Nil	N/A	Nil/200,000	Nil/Nil
John Pitcher	Nil	N/A	87,500/12,500	Nil/Nil
Kevin Ross	Nil	N/A	Nil/Nil	Nil/Nil
___________________________
Notes:

(1)	As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.

(2)
Calculated using the closing price of common shares of the Company on the TSX on December 31, 2007, being the last trading day of the Company’s shares for the financial year, of $5.10 per share, less the exercise price per share.

Option Repricings

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2007.

Pension Plans

Except as noted below, the Company does not provide retirement benefits for directors or executive officers.

The Company and Kevin J. Ross, its former Chief Operating Officer, entered into a Retirement Compensation Arrangement dated June 5, 2006 (the “RCA”) pursuant to which the Company agreed to contribute annually to a trust created for the benefit of Mr. Ross (the “Trust Fund”) the amount of 29.65% of his Total Compensation.  “Total Compensation” is defined in the RCA to mean the total of Mr. Ross’ annual salary and housing allowance and a further 22.87% of any annual bonus. The amount of the Trust Fund, less any tax which may be required to be withheld, is to be paid to Mr. Ross as a retiring allowance when his employment terminates for any reason or such later date as may be chosen by him. The Company is responsible for the administration of the Trust Fund and for ensuring that it is administered in accordance with all applicable laws. In 2007 the Company paid $26,205.66 to the Trust Fund and $26,205.66 to the Canada Customs and Revenue Agency in respect of the RCA.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees. Except as noted in “Pension Plans” above, the Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as noted below, as at December 31, 2007 there were no employment contracts between the Company and any Named Executive Officer and no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of the Named Executive Officer’s employment with the Company, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company currently has the following arrangements in place with respect to remuneration received or that may be received by the Named Executive Officers or directors of the Company to compensate such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director:

1.
On October 12, 2004 the Company entered into an employment agreement with Mr. Christopher Bradbrook, the former President and Chief Executive Officer of the Company, which provided for a base salary of $250,000 and a discretionary bonus of up to 40% of his base salary. The actual bonus, if any, earned was based upon the achievement of individual and corporate targets.  In the event of termination, without cause, or a change of control by merger or purchase of the Company, Mr. Bradbrook was entitled to receive a payment equal to three times his total annual compensation. Effective January 1, 2006, Mr. Bradbrook's base salary was increased to $300,000 and the 40% restriction on the payment of a discretionary bonus was removed. Mr. Bradbrook's employment terminated on January 29, 2008 (the "Termination Date"), without cause. Mr. Bradbrook was paid a retiring allowance of $1.3 million, $900,000 of which the Company was contractually bound to pay him under his employment contract referred to above. In addition 25,000 unvested options were vested and all of his vested options remained exercisable until their normal expiry date.  Mr. Bradbrook provided a full and final release of the Company and has resigned as a Director as part of the settlement.

2.
The Company entered into a revised employment agreement on March 25, 2008 with Mr. Paul Martin, the Vice President Finance and Chief Financial Officer of the Company, which provides for a base salary of $250,000 (increasing to $275,000 on April 1, 2008) and a discretionary bonus. The actual bonus, if any, earned will be based upon his individual performance and that of the Company.  In the event of termination, without cause, Mr. Martin is entitled to receive a payment equal to two times his annual compensation. In the event of termination as a result of a change of control by merger or purchase of the Company, Mr. Martin is entitled to receive a payment equal to three times the aggregate of his annual compensation and the average annual bonus paid over the last three years. In addition to the foregoing, Mr. Martin is entitled to a one time bonus of $200,000 in the event of a change of control, payable 90 days after the change of control occurs.

3.
On November 5, 2005, the Company entered into an employment agreement with Mr. Kevin J. Ross, the Chief Operating Officer of the Company, which provided for a base salary of $250,000 and a discretionary bonus. The actual bonus, if any, was based upon his individual performance and that of the Company.  In the event of termination, as a result of change of control of the

Company, Mr. Ross was entitled to receive a payment equal to two times his annual compensation. Mr. Ross’ employment contract was amended by an amending agreement dated June 5, 2006 to: (a) reduce his annual gross compensation to $192,827 which includes salary and a monthly housing allowance in an amount to be agreed upon ($3,000 per month for 2006); (b) obligate the Company to pay 29.65% of his annual gross compensation and 22.87% of any discretionary bonus to a Custodian of a Retirement Compensation Arrangement established for Mr. Ross’ benefit and described above under “Pension Plans”.  Mr. Ross resigned as the Chief Operating Officer of the Company effective November 30, 2007.

4.
The Company entered into a revised employment agreement on March 25, 2008 with Mr. John Pitcher, the General Counsel and Secretary of the Company, which provides for a base salary of $200,000 and a discretionary bonus based upon his individual performance and that of the Company. In the event of termination as a result of a change of control by merger or purchase of the Company, Mr. Pitcher is entitled to receive a payment equal to two times the aggregate of his annual compensation and the average annual bonus paid over the last three years. In addition to the foregoing, Mr. Pitcher is entitled to a one time bonus of $150,000 in the event of a change of control, payable 90 days after the change of control occurs.

5.
The Company entered into a revised employment agreement on March 25, 2008 with Mr. Ronald R. Allum, the General Manager, New Afton Mine, of the Company, which provides for a base salary of $250,000 and a discretionary bonus. The actual bonus, if any, earned will be based upon his individual performance and that of the Company.  In the event of a change of control by merger or purchase of the Company, Mr. Allum is entitled to receive a payment equal to two times the aggregate of his annual compensation and the average annual bonus paid over the last three years.

The business combination more particularly described below under “Particulars of Other Matters to be Acted Upon – The Business Combination” would constitute a ‘change of control’ for the purposes of the employment contracts of Messrs Allum, Martin and Pitcher, described above, as well the employment contract of Mr. Davis, described in footnote (1) to “Compensation of Directors”, below. If Messrs Allum, Davis, Martin and Pitcher exercised their change of control rights, and the bonuses referred to above were paid to Mr. Martin and Mr. Pitcher, the aggregate total cost to the Company would be $3,230,600.

Composition of the Compensation Committee

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies approved by the Board of Directors (the “Board”) of the Company.

The Company appointed a Compensation Committee for the first time in 2005.  The Compensation Committee is comprised of three unrelated directors, Messrs. Mike Muzylowski, as Chairman, Clifford Davis and R. Gregory Laing.

Report on Executive Compensation

Compensation Philosophy

The Company’s executive compensation philosophy is founded on two basic objectives: (1) to attract, motivate and retain individuals with the appropriate skills; (2) to provide incentives to management to meet the Company’s strategic objectives and which align the interests of management with those of the shareholders through long term executive compensation. In considering adjustments to an executive’s base salary, awarding of options or granting of additional stock options, the Company takes into account his individual performance and that of the Company.

Executive Compensation

The Company’s executive compensation has evolved since 2004 when the Company commenced the underground exploration program which will form the basis for a feasibility study on the New Afton Copper-Gold project (“Project”). As a result of this program, the Company has significantly expanded its executive and staffing levels as the Company attempts to develop the Project into an operating mine. As a result, the Company has adopted a compensation philosophy consisting of two main components: (1) base salaries plus bonus; and (2) long term incentives in the form of stock options.  Generally, executive compensation has been designed to be competitive with the executive compensation offered by companies comparable to the Company in terms of size, assets and stage of development within the base and precious metals mining industry.  The Company has targeted total compensation to be at or slightly above the median for those junior mining companies of comparable project development stage and market capitalization, with the relative importance of salary and stock options being equal.  The Board is satisfied that the total level of compensation is competitive with that of comparable companies; however, given the buoyant marketplace for metals, compensation packages for qualified executives and staff are ever evolving.

Chief Executive Officer’s Compensation

In determining the annual base salary of the Chief Executive Officer, the Compensation Committee will review industry surveys and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity.

Base Salary and Bonus

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted annually, in order to ensure that they remain at a level at or above the median for comparable companies. Bonuses are based upon a combination of individual and Company performances and are weighted more against Company performance for senior executives. In 2007, the Company paid bonuses to the former President and Chief Executive Office of $100,000, the Chief Financial Officer of $60,300, the General Counsel and Secretary of $20,300 and the former Chief Operating Officer of $77,130, respectively, reflecting their performance and that of the Company during 2006.

Long Term Incentives - Stock Options

The purpose of the Company’s current stock option plan (the “Plan”) is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company.  The Board has established a formal guideline for the granting of options.  Options granted under the Plan expire not later than the tenth anniversary of the date the options were granted.  The Company has traditionally limited the expiry to five years and vesting provisions for issued options are determined at the discretion of the Board. See “Securities Authorized for Issuance under Equity Compensation Plans, Equity Compensation Plan Information”.

Report Submitted By the Compensation Committee

The foregoing report is submitted to the Board by the Compensation Committee, Messrs. Mike Muzylowski, as Chairman, Robert Edington and R. Gregory Laing.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index for the period commencing January 1, 2002 and ending December 31, 2007.

	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007
New Gold, Closing Price	4.25	8.05	6.30	7.80	8.68	5.10
S&P/TSX Composite Index	6,614.5	8,221.0	9,264.0	11,272.0	12,909.4	13,833.0

Compensation of Directors

The Company pays an annual retainer of $15,000 to each non-executive director and an additional $10,000 to the Chairman of the Board, $5,000 to the Chairman of the Audit Committee and $2,500 to the Chairmen of the other Committees.  Mr. Davis, Chairman of the Board, became an officer of the Company on January 29, 2008 and accordingly will not receive any further retainer or other amount in his capacity as a director. A director who attends a Board or Committee meeting where formal minutes are taken, whether in person, or by telephone, is paid $1,000. In the event that more than one meeting, either Board or Committee or some combination thereof, occurs on the same day, then the meeting fees are capped at $1,500. All reasonable expenses incurred by a director in attending meetings of the Board of Directors, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Company’s business or in the discharge of his duties as a director are paid by the Company.

The following chart sets outs the compensation awarded to directors of the Company during the most recently completed financial year:

Director	Annual Board Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Total Fees ($)	Option Grants
Clifford J. Davis(1)	25,000	15,000	500	40,500	25,000 options at $6.84 per share, expiring June 29, 2012
Robert Edington	17,500	16,000	Nil	33,500	25,000 options at $6.84 per share, expiring June 29, 2012
Gregory Laing	17,500	15,000	4,500	37,000	25,000 options at $6.84 per share, expiring June 29, 2012
Mike Muzylowski	17,500	15,000	4,000	36,500	25,000 options at $6.84 per share, expiring June 29, 2012
Paul Sweeney	20,000	14,000	4,000	38,000	25,000 options at $6.84 per share, expiring June 29, 2012
________________________________
Note:

(1)
Subsequent to the end of the financial year, the Company, effective January 29, 2008, entered into an employment agreement with Mr. Clifford J. Davis, the President and Chief Executive Officer of the Company, which provided for a base salary of $300,000 and a discretionary bonus based upon his individual performance and that of the Company.  In the event of termination, without cause, Mr. Davis is entitled to receive a payment equal to two times his annual compensation and in the event of change of control or purchase of the Company,  Mr. Davis is entitled to receive a payment equal to three times his annual compensation. Mr. Davis was also allocated 400,000 options to purchase shares; however, as there was a blackout in trading of the Company’s securities at the time the allocation was considered by the Board of Directors, formal approval and determination of the exercise price was deferred until the blackout was no longer in effect.  The blackout was lifted on April 2, 2008 and on April 4, 2008 the Board of Directors formally approved the grant of 400,000 options to Mr. Davis at $7.35 per common share, the closing price of the common shares of the Company on the TSX on April 3, 2008.

Other Director Compensation

Other than as noted above, during the most recently completed financial year, no director of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	2,412,500	$7.06	1,732,472
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	2,412,500	$7.06	1,732,472

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as described above, none of the proposed directors (or any of their personal holding companies) of the Corporation:

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)
was subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, executive officer or chief financial officer; or

(ii)	was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of

30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, executive officer or chief financial officer; or

(b)
is, at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(d)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as may be set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company, no directors or executive officers of the Company, no director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, no shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor any associate or affiliate of any of the foregoing persons has, since January 1, 2007 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company.  PricewaterhouseCoopers LLP was appointed as auditor effective September 25, 2006.

MANAGEMENT CONTRACTS

Other than has been disclosed elsewhere in this Information Circular, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.  Directors and executive officers may, however, be interested in the approval of the amendment of the Company’s Plan as detailed below. In addition, as detailed above under “Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts”, the business combination more particularly described below under “Particulars of Other Matters to be Acted Upon – The Business Combination” would constitute a ‘change of control’ for the purposes of the employment contracts of Messrs Allum, Martin, Pitcher and Mr. Davis, described above and entitle such persons upon exercise of their change of control rights to aggregate total consideration of  $3,230,600.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.           Approval of Stock Option Plan

The Company currently has the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007)  (the “Plan”) in place which provides for the number of shares reserved for issuance under such Plan not to exceed 10% of the Company’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis. The Plan was approved by the Shareholders on May 4, 2005 and subsequently amended pursuant to the approval of the Shareholders on May 3, 2007.  In accordance with TSX policy, the Plan requires the approval of the Company’s shareholders every three years.  Accordingly, the Company is seeking the re-approval of the Plan (the “Re-Approval”).  The Re-Approval requires “disinterested" security holder approval meaning the approval of shareholders who are not Insiders.  Insiders of the Company entitled to receive a benefit under the Plan currently hold, directly or indirectly, or exercise control or direction over approximately 249,000 common shares (less than 0.67% of the currently issued and outstanding common shares).

Particulars of the Plan

The following is a summary of the principal terms of the Plan. For the purpose of this summary, all capitalized terms shall have the meanings as set out in the Plan.

1.
Stock options may be granted to directors, officers and Service Providers of the Company (and any subsidiary of the Company).  Under the Plan, the board of directors (the “Board”) shall, without limitation, have full and final authority in their discretion but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to the Plan and to make all determinations deemed necessary or advisable in respect of the Plan.

2.
The issuance of stock options to acquire up to 10% of the outstanding capital of the Company on an evergreen (reloading) basis is permitted.  Under the regulations of the TSX, “evergreen” means that as the outstanding capital of the Company increases with each subsequent issuance of shares, the number of shares eligible to be granted under the Plan will increase to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan.

3.	The grant of an Option to any one Optionee who is an Insider and any Associate of such Insider, shall not exceed 5% of the outstanding issue within a one-year period.

4.
The number of Shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

5.
The Option price at which an Optionee may purchase a common share upon exercise of a stock option will be as set forth in the Option Agreement issued in respect of such Option and in any event will not be less than the Market Price of the Company’s common shares as of the Grant Date.  The Market Price of the Company’s common shares for a particular Grant Date will typically be the closing trading price of the Company’s common shares on the date immediately preceding the Grant Date, or otherwise in accordance with the terms of the Plan.

6.	The purchase price of Options granted under the Plan cannot be below Market Price.

7.	There are no stock appreciation rights associated with Options Granted under the Plan.

8.	There is no provision under the Plan to transform Options into stock appreciation rights.

9.
The Board has the authority to determine the term and vesting provisions of Options, provided that the term may not be longer than 10 years.  The Expiry Date will mean either: (a) the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection 2.7 (a) falls within a blackout period imposed on the Optionee by the Company, or within 10 business days thereafter, then that date which is the 10th business day after the end of such blackout period.  All Options issued as at the date of this Information Circular have a term of five years and all are either fully vested or vest as to one half six months from issue and the balance 12 months from issue.

10.	The causes of cessation of entitlement are as follows:

(a)
Options held by an Optionee who ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date, or such earlier date as may be prescribed by (i) the Board on the Grant Date, or (ii) the policies of the Exchange;

(b)	Any outstanding Options held by Optionees who are terminated for cause will expire on date of termination;

(c)
Options held by an Optionee who ceases to be a director, officer, or Service Provider of the Company or a subsidiary of the Company, due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company retirement policy then in force,  or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date or such shorter period as may be prescribed by (i) the Board on the Grant Date; or (ii) the policies of the Exchange.

11.	Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the Optionee in the event of the Optionee's death.

12.
The Board has the authority to suspend, terminate or discontinue the Plan without shareholder approval but subject to any required regulatory approval.  Any amendment to the terms of the Plan will be subject to approval of the shareholders and disinterested shareholder approval in the case of amendments made to Insiders.  The Board (or any appointed committee) has authority, at any time, to make certain types of amendments to Options and the Plan, without further action by its shareholders, so as to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting Options in the income tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an Option or the Plan;

(c)	make a change in the termination provisions of an Option or the Plan or a change to the date on which an Option may be exercised which does not entail an extension beyond the original Expiry Date; and

(d)	make amendments to correct typographical or clerical errors and to add clarifying statements to ensure the intent and meaning of an Option or the Plan is properly expressed.

13.	The Company will not offer financial assistance to facilitate the purchase of shares under the arrangement of the Plan.

14.
Options granted previously under the Plan shall continue unaffected by the approval or disapproval of the resolution ratifying the Plan, however, if the Plan is not ratified by the shareholders at the Meeting, any previously granted options that expire or cancelled prior to exercise, will not be available for future grants.

15.
The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution, and subsequent approval or the Plan is required to be obtained on or before the third (3rd) anniversary of the adoption of the Plan and thereafter on or before each successive three year period, Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement. The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In no case will a stock option be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to Options granted under the Plan until they have been fully paid for by the Optionee.

Options granted are determined by the Board of Directors or by a committee of the directors based on its review of the performance of the directors, officers, and Service Providers.

A copy of the Plan, is available for viewing up to the date of the Meeting at the Company’s registered  office, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and at the Meeting.  In addition, a copy of the amended Plan will be mailed free of charge, to any holder of common shares who requests a copy from the Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

As at the date of this Information Circular there are 2,863,500 stock options issued and outstanding under the Plan, representing 7.7% of the Company’s issued and outstanding share capital as at May 9, 2008.  Additional stock options may be granted as the outstanding capital of the Company increases to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan. The Plan is intended to provide the Board with the ability to issue Options to provide the directors, officers and Service Providers of the Company with long-term equity-based performance incentives which are a key component of the Company’s executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. Accordingly the shareholders of the Company will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that the 10% rolling stock option plan of the Company pursuant to which the aggregate number of common shares of the Company which may be reserved for issuance thereunder may not exceed 10% of the issued and outstanding common shares at the time of the grant, as described in the information circular of the Company, be and is hereby authorized and re-approved, all unallocated stock options issuable pursuant to the 10% rolling stock option plan of the Company be and are hereby approved and authorized for issuance until June 17, 2011, and any one director or officer of the Company be and is hereby authorized and directed to effect the foregoing.

This resolution is by way of an ordinary resolution of the disinterested shareholders which must be passed by a majority of 50% plus 1 of the votes cast by disinterested shareholders entitled to vote who are represented in person or by proxy at the meeting who vote in respect of that resolution.

B.           The Business Combination

Pursuant to a business combination agreement dated May 9, 2008 (the “business combination agreement”) among New Gold, Metallica and Peak, New Gold and Metallica have agreed to complete an arrangement under the Canada Business Corporations Act (“CBCA”) pursuant to which all of the common shares of Metallica will be acquired by New Gold and Metallica will become a wholly-owned subsidiary of New Gold.  As a result of the CBCA arrangement, each Metallica shareholder will receive common shares of New Gold on the basis of 0.9 of a New Gold common share and C$0.0001 in cash for each Metallica common share held by such Metallica shareholder.  Peak and New Gold have agreed to complete an arrangement under the Business Corporations Act (British Columbia) (“BCABC”) pursuant to which all of the common shares of Peak will be acquired by New Gold and Peak will also become a wholly-owned subsidiary of New Gold.  As a result of the BCABC arrangement, each Peak shareholder will receive common shares of New Gold on the basis of 0.1 of a New Gold common share and C$0.0001 in cash for each Peak common share held by such Peak shareholder.  The CBCA arrangement involving Metallica and New Gold will not proceed unless the BCABC arrangement between Peak and New Gold is completed concurrently and vice versa.

Upon completion of the business combination, current New Gold shareholders will hold approximately 18% of the outstanding shares of New Gold; current shareholders of Peak will hold 41% of the outstanding shares of New Gold and current shareholders of Metallica will hold approximately 41% of New Gold’s outstanding shares.

(i)           Background to the Business Combination

The provisions of the business combination agreement are the result of arm’s length negotiations among representatives of New Gold, Peak and Metallica and their respective legal and financial advisers.  The following is a summary of the background to the execution of the business combination agreement.

During February, 2008 preliminary discussions were held among management of each of New Gold, Metallica and Peak to establish whether and on what basis each of the three companies would be receptive to considering a transaction to combine all three companies and certain preliminary indicative terms were discussed during this time.  On March 3, 2008 the three companies signed a confidentiality agreement and began a due diligence process, including exchanging confidential, non-public information regarding their respective businesses.

On March 24, 2008, New Gold formally engaged GMP Securities L.P. (“GMP”) as its financial advisers with respect to a possible transaction with Peak and Metallica.

At a meeting held March 27, 2008 the Board of Directors received a report on discussions which had occurred regarding the transaction to date and considered various legal matters in consultation with the Company’s legal counsel, Fraser Milner Casgrain LLP (“FMC”), and discussed the potential benefits and potential risks involved in the proposed transaction.  As a result, the Board of Directors determined that negotiations should proceed. On March 28, 2008 the independent members of the Board of Directors engaged Macquarie Capital Markets Canada Ltd. (“Macquarie”) to provide a fairness opinion.

On March 6, 2008, a first draft of a letter agreement was circulated to management and the Board of Directors.  Negotiations continued during March regarding the proposed structure of the transaction and the terms of the proposed letter agreement. Each of the parties conducted preliminary, high-level due diligence during this period.

On March 29 and 30, 2008, counsel for each of New Gold, Metallica and Peak exchanged revised versions of the letter agreement and settled the final terms of the letter agreement.

On March 30, 2008, the New Gold Board of Directors received the oral opinion of GMP to the effect that, as of March 30, 2008, based on and subject to various assumptions, matters considered and limitations, the arrangements were fair, from a financial point of view, to the shareholders of the Company.  Following discussion and consideration of a variety of factors, including without limitation, the opinion of GMP, the results of due diligence and the terms of the draft letter agreement among New Gold, Peak and Metallica, the Board of Directors resolved to approve the proposed arrangements.

The letter agreement in respect of the transaction was executed by the parties late in the evening of March 30, 2008 and the terms of the transaction were announced in a joint press release issued by New Gold, Peak and Metallica in the early morning of March 31, 2008.

The letter agreement provided that the business combination was subject to the completion of confirmatory due diligence, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica and Peak and majority approval at a special meeting of the shareholders of New Gold. In addition, the parties agreed to negotiate in good faith and use their best efforts to enter into a definitive agreement in respect of the transaction on or prior to May 9, 2008.

From April 1 to April 21, 2008, negotiations took place between New Gold, Peak and Metallica concerning the amendments to be made to certain provisions of the indenture (the “Note Indenture”) governing New Gold’s outstanding 10% notes due 2017 (the “Notes”).

On April 25, 2008, New Gold announced that it had mailed a circular to the Company’s noteholders requesting their approval of the amendments to the Note Indenture.  The amendments were the product of negotiations between New Gold, Metallica and Peak and were approved by the board of directors of each of the companies.  The amendments amend or eliminate certain covenants in the Note Indenture and provide that the noteholders are to be granted a first priority security interest in the New Afton Property.  As an inducement to the holders of the Notes to vote in favour of the amendments, New Gold has agreed to issue 4,150,000 warrants to purchase New Gold common shares prior to June 2017 at an exercise price of C$15.00 per New Gold common share (the “Consent Fee Warrants”).  The amendments and the grant of warrants will only take effect if the business combination of Peak, New Gold and Metallica occurs.

On May 8, 2008, New Gold announced that the amendments to the Note Indenture had been approved by the written resolution of the holders of more than 66 2/3% of the outstanding principal amount of the Notes.

During the period from March 31, 2008 to May 9, 2008, each of New Gold, Metallica and Peak conducted due diligence in respect of the other companies and negotiated the terms of a definitive business combination agreement governing the completion of the transaction.

On May 9, 2008, the New Gold board of directors met to approve the definitive business combination agreement.  FMC made a presentation to the New Gold board of directors on the terms of the definitive business combination agreement and provided the New Gold board of directors with a written due diligence report concerning Peak and Metallica.  At the meeting, GMP and Macquarie presented their respective written fairness opinions.  Following these presentations and after discussion of the transaction, the Board of Directors voted unanimously to approve the execution and delivery of the business combination agreement.

(ii)           Fairness Opinions

Pursuant to a letter agreement dated March 24, 2008, the Company retained GMP as financial advisor to the Company and the Board of Directors in connection with the business combination.   GMP was engaged to render a written opinion as to the fairness, from a financial point of view, of the share consideration payable by the Company pursuant to the Arrangements.  GMP was not engaged to make (and has not made) an independent formal valuation of the Company, Peak or Metallica or any of their respective material assets or securities.

Pursuant to a letter agreement dated March 28, 2008, the independent members of the Board of Directors retained Macquarie to render a written opinion as to the fairness, from a financial point of view, of the share consideration payable by the Company pursuant to the Arrangements.  Macquarie was not engaged to make (and has not made) an independent formal valuation of the Company, Peak or Metallica or any of their respective material assets or securities.

In connection with the consideration of the Arrangements by the Board of Directors, both GMP and Macquarie delivered their respective written opinions on May 9, 2008.  Based on its review and subject to the assumptions and limitations summarized therein, GMP was of the opinion that, as of the date of the written opinion, each of the share consideration payable by the Company pursuant to the Arrangements was fair from a financial point of view to the Company.  Based on its review and subject to the assumptions and limitations summarized therein, Macquarie was of the opinion that, as of the date of the written opinion, each of the share consideration payable by the Company pursuant to the Arrangements was fair from a financial point of view to the Company.

The full text of the written opinions of GMP and Macquarie, each dated May 9, 2008 which sets forth the assumptions made, matters considered and limitations on the review undertaken, are set forth as Schedule B and Schedule C, respectively, to this management information circular.  The GMP opinion was prepared at the request and for the information of the Board of Directors and the Macquarie opinion was prepared at the request and for the information of the independent members of the Board of Directors and both opinions are directed only to the fairness, from a financial point of view, of the share consideration payable by the Company pursuant to the arrangements, and neither addresses the merits of the underlying decision by the board of directors of the Company to participate in the business combination and do not constitute a recommendation of any kind to any Company shareholder as to how such shareholder should vote with respect to the matters to be considered at the Meeting.

Each of GMP and Macquarie will receive a fee for their services in connection with the business combination, a portion of which is contingent upon the completion of the business combination.  The Company has also agreed to indemnify GMP and Macquarie and certain related persons against liabilities in connection with its engagement, including certain liabilities under securities legislation.  In the ordinary course of its business, GMP and its affiliates and Macquarie and its affiliates may actively trade in the debt and equity securities of the Company, Peak and Metallica for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.  GMP and Macquarie may continue providing investment banking services to the Company and any subsidiary of the Company following completion of the business combination.

(iii)           Recommendation of the Board of Directors of New Gold

The Board of Directors has unanimously determined that the business combination is in the best interests of the Company and is fair to the Company shareholders, and recommends that the Company shareholders vote FOR the resolutions to be considered at the Meeting, the details of which are discussed in this management information circular.

In arriving at their recommendation, the Board of Directors considered the following:

(i)	the opportunity presented by the business combination creates a new intermediate gold company with operating cash flow and development stage assets;

(ii)	the business combination will add operating assets to New Gold's long-term growth plan;

(iii)	the business combination is expected to be immediately accretive to the Company’s net cash flow from producing gold mines;

(iv)
the combined company is better positioned to pursue an aggressive growth strategy funded by approximately $500 million in cash and short-term investments (including the potential cash proceeds from the exercise of in-the-money options and warrants), $120 million in investments, and significant operating cash flow;

(v)	the combined company will have a board of directors experienced in developing operating and financing open pit and underground mines;

(vi)	the business combination will result in production growth through the development of the New Afton Project, the El Morro Project and the exploration of the combined company's extensive land positions;

(vii)	the combined company will have proven and probable gold reserves of 3.2 million ounces, measured and indicated gold resources of 4.9 million ounces and inferred gold resources of 3.0 million ounces; proven and probable silver reserves of 65.3 million ounces, measured and indicated silver resources of 15.8 million ounces and inferred silver resources of 2.6 million ounces and proven and probable copper reserves of 986 million pounds, measured and indicated copper resources of 2.5 billion pounds and inferred copper resources of 918 million pounds; and

(viii)
the GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. fairness opinions each of which concluded that the consideration payable by the Company in connection with the arrangements  is fair from a financial point of view to the Company.

In reaching its determination, the Board of Directors also considered and evaluated, among other things:

•	Information concerning the results of operations, performance, financial condition and prospects of each of the combining companies on a company-by-company basis and on a combined basis;

•	The results and scope of the due diligence review conducted by the members of management and counsel to the Company with respect to the business and scope of the other combining companies;

•
Information with respect to recent and historical trading prices and trading multiples of the publicly traded shares of each of the combining companies and current economic, industry and market conditions affecting the combining companies.

The Board of Directors also considered the terms of the business combination agreement and the structure of the business combination.

Based on all of these factors and such other factors as the Board of Directors deemed relevant, the Board of Directors approved the business combination agreement and the transactions contemplated thereby.

This discussion of the information and the factors considered and given weight by the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors in reaching the determination to approve and recommend the business combination.  The Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

(iv)           New Gold Common Shares to be Issued

The business combination agreement provides that, upon the Arrangements becoming effective, based on the number of Peak common shares and Metallica common shares outstanding as of May 9, 2008, the Company will be required (i) to issue an aggregate of up to 87,401,668 New Gold common shares to the shareholders of Peak and up to 86,785,630 New Gold common shares to the shareholders of Metallica in exchange for their Peak common shares and Metallica common shares, respectively; and (ii) to assume the obligations under the issued and outstanding stock options of each of Peak and Metallica, as applicable, and to assume the obligations under share purchase warrants issued by Peak and Metallica to purchase Peak common shares and Metallica common shares, respectively, outstanding on the effective date of the business combination, and reserve for issuance a sufficient number of New Gold common shares for delivery upon the exercise of such options and such warrants (the above obligations of the Company being referred hereinafter collectively as the “Common Share Issuance Proposal”).

Based on the number of options and warrants to purchase common shares of Peak and Metallica outstanding on May 9, 2008, upon completion of the business combination, holders of options and warrants to purchase Peak common shares will be entitled to purchase an aggregate of up to 32,177,561 New Gold common shares and the current holders of options and warrants to purchase Metallica common shares will be entitled to purchase an aggregate of up to 20,350,046 New Gold common shares.  In each case the option and warrant entitlement to New Gold common shares will be calculated based upon the agreed ratios for the common share issuances set out in the business combination agreement.  The Arrangements are conditional upon the approval by the Company shareholders of the Common Share Issuance Proposal.  For a description of the warrants and options of Metallica see the notes to the unaudited comparative financial statements of Metallica as at and for the three months ended March 31, 2008.  For a description of the warrants and options of Peak see the annual information form of Peak dated December 18, 2007 as revised on February 25, 2008.

In addition to the share issuances described above, 4,150,000 common shares of New Gold are to be reserved for issuance pursuant to the Consent Fee Warrants due to holders of the 10% subordinated notes of the Company to obtain their consent to certain changes to the terms of such notes.  The issuance of the Consent Fee Warrants is conditional upon the business combination being implemented.

A total of 230,864,905 New Gold common shares, equal to approximately 624% of the currently issued New Gold common shares, will be issued and reserved for issuance to complete the Common Share Issuance Proposal including the reservation of New Gold common shares for issuance to holders of Peak and Metallica warrants and warrants and the Consent Fee Warrants.  Upon completion of the business combination, current New Gold shareholders will hold approximately 18% of the outstanding shares of New Gold; current shareholders of Peak will hold 41% of the outstanding shares of New Gold and current shareholders of Metallica will hold approximately 41% of New Gold’s outstanding shares, on a non-diluted basis.

At the Meeting, the shareholders of the Company will be asked to approve the Common Share Issuance Proposal resolution, the text of which is set out below.

The Common Share Issuance Proposal must be approved by a majority of the votes cast, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons in the accompanying form of proxy intend to vote FOR the Common Share Issuance Proposal resolution.

“BE IT RESOLVED THAT:

A.
The reservation for issuance and the issuance of 230,864,905 New Gold common shares, subject to adjustment for further security issuances, if any, necessary to effect the Common Share Issuance Proposal in connection with the business combination as described in the management information circular and joint disclosure booklet to supplement the management information circular delivered to the shareholders of the Company is hereby authorized and approved; and

B.
Notwithstanding that this resolution has been duly passed by the holders of the common shares of New Gold, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the Common Share Issuance Proposal, to revoke this resolution at any time prior to the closing date of the business combination, without further notice to or approval of the shareholders of the Company.”

(v)           Election of Additional Directors

In the business combination agreement, the parties have agreed that immediately after the effective date of the business combination, the Board of Directors will be comprised of six agreed upon individuals, being Messrs. Clifford Davis, Robert Gallagher, Pierre Lassonde, Craig Nelsen, Paul Sweeney and Ian Telfer.  Messrs. C. Robert Edington, R. Gregory Laing, and Mike Muzylowski, each being a current member of the Board of Directors, and Mr. Paul D. Martin, nominee for election to the Board of Directors, have agreed to tender their resignations from the Board of Directors effective upon the completion of the business combination and Messrs. Robert Gallagher, Pierre Lassonde, Craig Nelsen and Ian Telfer will be appointed to the Board of Directors in their place.

(vi)	Appointment of Deloitte & Touche LLP as Auditors of New Gold

The parties have agreed that immediately after the effective date of the business combination the board of directors of New Gold will take the necessary steps to appoint Deloitte & Touche LLP as the auditors of the Company.

RISK FACTORS RELATING TO THE OPERATIONS OF THE COMBINED COMPANY

The Company’s shareholders should be aware of the risk factors New Gold currently faces with respect to its business and operations.  Certain of these risk factors are described in the New Gold AIF under the section entitled “Narrative Description of the Business – Risk Factors” and in other documents incorporated by reference in the Joint Disclosure Booklet.  Additional risks and uncertainties, including those currently unknown to or considered immaterial by New Gold, may also adversely affect the business of the Combined Company (as defined below).

The Company, following completion of the Arrangements (the “Combined Company”) may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of New Gold, Metallica and Peak.

The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Metallica and Peak with those of New Gold after the effective date of the Arrangements.  The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Arrangements and could impair the results of operations, profitability and financial results of the Combined Company.

In addition, the overall integration of the operations, technologies and personnel of Metallica and Peak into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Arrangements.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks.  The failure to develop one or more of these initiatives successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company may not meet key production and cost estimates.

A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, metals of the Combined Company, particularly in relation to the production of gold, silver and copper will directly affect the amount and timing of the Combined Company’s cash flow from operations.  The actual effect of such a decrease on the Combined Company’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs.  Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the Combined Company’s development projects, in the future.  Any such financing requirements could adversely affect the Combined Company’s ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs.  In addition, a number of these and other developments or events, including changes in product mix, demand for the Combined Company’s products, and production disruptions, could make historic trends in cash flows of each of Metallica, New Gold and Peak lose their predictive value.

The level of production and capital and operating cost estimates relating to development projects, which are used in establishing ore reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty.  It is very likely that actual results for the Combined Company’s projects will differ from current estimates and assumptions, and these differences may be material.  In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates.  If actual results are less favourable than currently estimated, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Combined Company will face permitting risks relating to its expanded portfolio of development projects.

On the effective date of the Arrangements, the Combined Company will still need to obtain certain permits and approvals to enable it to proceed with the construction of the mine, processing plant and related infrastructure required for each of its development projects.  The development projects are at different stages of development, and New Gold is not currently in a position to predict with certainty when all required permits and approvals would be in place to allow for the Combined Company to move forward with certain of its development projects.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements.  If the Combined Company does not realize satisfactory prices for gold, silver, copper and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements.  If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected.  In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted.  Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

Each of New Gold, Metallica and Peak are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate.  These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination.  The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.  In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.  However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – New Gold Inc.” and on the Company’s website located at www.newgoldinc.com.  The Company’s financial information is provided in the Company’s audited financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting New Gold Inc., at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4 Attention John Pitcher, Telephone: (416) 977-1067.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 - Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement			The Company’s Approach
1.	Board of Directors
(a)	Disclose identity of directors who are independent.	(a)	Currently, the Company’s four independent directors are C. Robert Edington, R. Gregory Laing, Mike Muzylowski and Paul B. Sweeney.
(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)	The Company’s non-independent director is Clifford J. Davis, the President and Chief Executive Officer of the Company.
(c)	Disclose whether or not a majority of directors are independent.	(c)	A majority of the board is comprised of independent directors.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)	The following directors are presently also directors of the following issuers:
R. Gregory Laing: Andina Minerals Inc. (TSXV)

Mike Muzylowski:  International KRL Resources Corp. (TSXV); Diamondex Resources Ltd. (TSXV); Callinan Mines Ltd. (TSXV); Austin Developments Corp.(TSXV); Vangold Resources Ltd. (TSXV) and; American Creek Resources Ltd. (TSXV)

Paul B. Sweeney: Pacific Rim Mining Corp. (TSX/AMEX); Polaris Minerals Corporation (TSX); and Pan American Silver Corp.(TSX/NASDAQ)
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)
The independent directors of the board do not hold regularly scheduled meetings; however, ad hoc meetings may be convened at which non-independent directors and members of management are not in attendance.  In 2007, two such ad hoc meetings occurred.  The directors hold regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair and describe his role and responsibilities.	(f)
Mr. Clifford Davis, the Chairman of the Board, is not an independent director. Mr. Davis chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

Corporate Governance Disclosure Requirement	The Company’s Approach
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	(g)
The Company has held 17 meetings since the beginning of its most recently completed financial year. The attendance record for its directors is: Clifford J. Davis: 16; Christopher Bradbrook: 17; C. Robert Edington: 16; R. Gregory Laing: 17; Mike Muzylowski: 15; and Paul Sweeney: 16.

2.	Board Mandate
	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		A copy of the board’s written mandate is attached hereto as Appendix 1.
3.	Position Description
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)
The board has developed written position descriptions for the chair of the board.  The Chairman of each of the Audit, Compensation, Corporate Governance and Nominating Committees acts within the parameters set by their respective committee mandates.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

		(b)	The board and the CEO have developed a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding (i) The role of the board, its committees and its directors, and (ii) The nature and operation of the issuer’s business	(a)
The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company and its business, including a package of governance materials and policies as well as being oriented on relevant corporate issues by the Chairman of the Board. The three most recently added directors all have mining industry and public company experience which reduces their orientation requirements.

Corporate Governance Disclosure Requirement	The Company’s Approach
(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
(b)
The Company's informal orientation and education program for new directors consists of: (a) educational materials in the form of the Company's policy manual and applicable TSX listing policies are made available to all directors and updates as determined appropriate; (b) regular discussions pertaining to corporate governance issues and the duties of directors are held at board meetings; (c) the Company’s policy manual is reviewed and updated as a joint board effort as new rules or circumstance dictate. In addition, by having a board composed of experienced professionals with a wide range of mining, exploration, financial and legal expertise, the Company ensures that the board operates effectively and efficiently.

5.	Ethical Business Conduct
(a)
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) Disclose how a person or company may obtain a copy of the code;

(ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(a)
(a) The board has adopted a written code of ethics and expectations for business conduct (“the Code”) for the directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (www.sedar.com).

The board monitors compliance with the Code. Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.

The board has not granted any waiver of the Code in favour of a director or executive officer during 2007 or during the past 12 months and accordingly no material change report has been required.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
(b)
Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.

Corporate Governance Disclosure Requirement	The Company’s Approach

(c)	Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.	(c)
The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination	(a)
 As noted in more detail below, the mandate of the Nominating Committee establishes the criteria for board membership, including recommending composition of the board. While the Nominating Committee has the primary responsibility for identifying prospective board members, all qualified candidates proposed are considered as well.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
(b)
 The Board has a Nominating Committee, two of the three members of which are independent directors. To encourage an objective nominating process, the Nominating Committee, in considering potential nominees, takes into account a number of factors, which may include the current composition of the board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individuals skills and knowledge and the skills and knowledge of existing members of the board.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)
 The overall purpose of the Nominating Committee is to establish criteria for board and committee membership, to recommend composition of the board and its committees and, as circumstances arise, to assess directors’ performance. The duties and responsibilities of the Nominating Committee are as follows:

Corporate Governance Disclosure Requirement	The Company’s Approach
(i) in consultation with the board to establish criteria for board membership and recommend board composition;
(ii) as circumstances require, to assess the performance and contribution of individual directors; and
(iii) to propose to the board, annually, the members proposed for re-election to the board and identify and recommend new nominees for the board.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers	(a)
The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is a combination of annual retainer, meeting fees and stock options. The Company’s Compensation Committee reviews the amounts and effectiveness of the compensation.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b)	The board has a Compensation Committee composed of three independent directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)	A copy of the Compensation Committee’s mandate, which sets out the Committee’s responsibilities, powers and operation, is attached hereto as Appendix 2.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

		(d)	The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.
8.	Other Board Committees
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.
The Company has a Corporate Governance Committee and a Nominating Committee in addition to the Audit Committee and the Compensation Committee.  The Corporate Governance Committee’s responsibility is to review corporate governance practise and policy and to make recommendations for implementation of or amendments to such practises and policies to enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders. Refer to Item 6 (c) for information relating to the Company’s Nominating Committee.

Corporate Governance Disclosure Requirement	The Company’s Approach
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.
The Corporate Governance Committee is primarily responsible to assess the performance and assessment of the board. In January, 2008 that Committee circulated a detailed and comprehensive questionnaire to each board member covering self-evaluation, evaluation of peers as well as confirmation of compliance with all policies. The results of that questionnaire were assessed by the Committee and presented to the board with any recommendations to improve the performance and effectiveness of the board. In addition, the Corporate Governance Committee assesses in conjunction with the board, not less than annually, the role of the board, the terms of reference of each of the committees of the board and the methods and processes by which the board fulfills its duties and responsibilities.

The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

APPENDIX 1

NEW GOLD INC.
BOARD OF DIRECTORS
MANDATE/POSITION DESCRIPTION

A.	INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Company and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Company.

B.	PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.  The Corporate Secretary of the Company shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting.  The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

C.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

(f)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(g)	The Board has the statutory responsibility to:

(i)	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent chairman.

3.	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

4.	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.	Division of Responsibilities

The Board has the responsibility to:

(f)	appoint and delegate responsibilities to committees where appropriate to do so; and

(g)	develop position descriptions for:

(i)	the Board;

(ii)	the Chairman of the Board;

(iii)	the Chief Executive Officer; and

(iv)	the Chief Financial Officer.

(h)
ensure that the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  The Board may establish other standing committees from time to time which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(f)
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(g)	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(h)	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(i)
to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

(j)	to create a culture of integrity throughout the Company;

(k)	to ensure that management is aware of the Board’s expectations of management;

(l)	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

(m)	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chairman of the Board of significant matters discussed.

7.	Policies, Procedures and Compliance

The Board has the responsibility:

(f)	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

(g)	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

8.	Reporting and Communication

The Board has the responsibility:

(f)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

(g)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(h)	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

(i)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

(j)	to develop appropriate measures for receiving shareholder feedback; and

(k)	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.	Monitoring and Acting

The Board has the responsibility:

(f)	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(g)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(h)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(i)	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

10.	Membership and Composition

The Board has the responsibility to determine:

(f)	its appropriate size and composition;

(g)
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”;

(h)	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

(i)	any appropriate age for retirement of directors;

(j)	the recommended compensation of directors to be proposed to the Compensation Committee for review and advice; and

(k)	the number of meetings of the Board to be held each year and the time and place of such meetings.

11.	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

12.	Third Party Advisors

The Board, and any individual director with the written approval of the Chairman of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

The Corporate Governance Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adopted by the Board on March 24, 2006.

APPENDIX 2

NEW GOLD INC.
COMPENSATION COMMITTEE
MANDATE

A.	PURPOSE

The overall purpose of the Compensation Committee (the “Committee”) is to implement and oversee human resources and compensation policies approved by the Board of Directors (the “Board”) of the Company.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.
The Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent”, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and under the rules of the American Stock Exchange (“AMEX”).

2.
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their number.

3.
The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

4.
The Committee shall meet regularly each year on such dates and at such locations as the chair of the Committee shall determine and may also meet at any other time or times on the call of the chair of the Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.	The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the chair of the Committee.

6.
The Committee shall have access to such officers and employees of the Company and to such information respecting the Company and may engage independent compensation consultants at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	MEETINGS

At the request of the CEO or any member of the Committee, the Chairman will convene a meeting of the Committee and provide an agenda for such meeting.

The Committee shall meet no less than one time per year or more frequently if circumstances require.

D.	DUTIES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee shall be as follows:

(f)	to recommend to the Board human resources and compensation policies and guidelines for application to the Company;

(g)	to ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)
to review and approve corporate goals and objectives relevant to the compensation of the senior management and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of senior management and to approve compensation for all other designated officers in the Company, after considering the recommendations of the Chief Executive Officer all within the human resources and compensation policies and guidelines approved by the Board;

(h)	to implement and administer human resources and compensation policies approved by the Board concerning the following:

(i)	executive compensation, contracts, stock option plans or other incentive plans, including making recommendations to the Board regarding equity-based compensation and options; and

(ii)	proposed personnel changes involving officers reporting to the Chief Executive Officer;

(e)	from time to time, to review the Company’s broad policies and programs in relation to benefits;

(f)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;

(i)	from time to time, to review with the Chief Executive Officer the Company’s broad policies on compensation for all employees and overall labour relations strategy for employees;

(j)
to review the recommendations of the Board on the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to respond to and advise the Board accordingly;

(i)	to report regularly to the Board on all of the Committee’s activities and findings during that year;

(j)
to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(k)	to review executive compensation disclosure before the Company publicly discloses this information.

(i)	to recommend to the Board the Company’s internal stock option policy as governed by the shareholder approved Stock Option Plan.

The Corporate Governance Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adopted by the Board on March 24, 2006.

SCHEDULE “B”

GMP Securities L.P. Fairness Opinion

SCHEDULE “C”

Macquarie Capital Markets Canada Ltd. Fairness Opinion

Any questions and requests for assistance may be directed to the Information Agent for New Gold Inc., Peak Gold Ltd. and Metallica Resources Inc.:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1571

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272